EXHIBIT 99.1

ROBUST MIX SUSTAINED A STRONG START TO THE YEAR

•Net revenues of Euro 1,585 million, up 10.9% versus prior year, with total shipments of 3,560 units substantially flat versus Q1 2023
•Adjusted EBIT(1) of Euro 442 million, up 14.8% versus prior year, with adjusted EBIT(1) margin of 27.9%
•Adjusted net profit(1) of Euro 352 million and adjusted diluted EPS(1) at Euro 1.95
•Adjusted EBITDA(1) of Euro 605 million, up 12.7% versus prior year, with adjusted EBITDA(1) margin of 38.2%
•Industrial free cash flow(1) generation of Euro 321 million

“The start of the year was very positive: revenues and profits recorded double-digit growth with stable deliveries. This was achieved through an even stronger product and country mix as well as a greater contribution from personalizations. Our value over volume strategy continues to be successful,” said Benedetto Vigna, CEO of Ferrari. “and within this same strategy, the execution of our business plan progresses on schedule, with the enrichment of our product range thanks to the recent launch of the 12Cilindri and 12Cilindri Spider”.

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2024	2023	Change
Shipments (in units)	3,560	3,567	(7)	(0%)
Net revenues	1,585	1,429	156	11%
EBIT / Adj. EBIT(1)	442	385	57	15%
EBIT / Adj. EBIT(1) margin	27.9%	26.9%	100 bps
Net profit / Adj. net profit(1)	352	297	55	19%
Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	1.95	1.63	0.32	20%
Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	1.95	1.62	0.33	20%
EBITDA(1) / Adj. EBITDA(1)	605	537	68	13%
EBITDA(1) / Adj. EBITDA(1) margin	38.2%	37.6%	60 bps

1 Refer to specific paragraph on non-GAAP financial measures. The term EBIT is used as a synonym for operating profit. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), May 7, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the first quarter ended March 31, 2024.

Shipments(3)(4)

Shipments	For the three months ended
(units)	March 31,
	2024	2023	Change
EMEA	1,573	1,534	39	3%
Americas(5)	997	962	35	4%
Mainland China, Hong Kong and Taiwan(6)	317	396	(79)	(20%)
Rest of APAC	673	675	(2)	(0%)
Total Shipments	3,560	3,567	(7)	(0%)

Shipments totaled 3,560 units in Q1 2024, almost unchanged versus the prior year. Quarterly shipments reflected the deliberate geographic allocations, thus in the quarter EMEA(4) increased by 39 units, Americas(4) was up 35 units, Mainland China, Hong Kong and Taiwan decreased by 79 units and Rest of APAC(4) was substantially flat.
Deliveries in the quarter were driven by the 296 family, the Purosangue and the Roma Spider, which was in ramp up phase. The allocations of the Daytona SP3 increased in the quarter, in line with plans. The 812 GTS and the SF90 Stradale were approaching the end of lifecycle, while the Portofino M phased out.
The product portfolio in the quarter included nine internal combustion engine (ICE) models and four hybrid engine models, which represented 54% and 46% of total shipments, respectively.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 850 units in Q1 2024 (+20 units vs Q1 2023) in the United States of America
6 Of which 243 units in Q1 2024 (-80 units vs Q1 2023) in Mainland China

Total net revenues

(Euro million)	For the three months ended
	March 31,
			Change
	2024	2023	at constant
			currency
Cars and spare parts(7)	1,382	1,241	11%	14%
Sponsorship, commercial and brand(8)	145	130	12%	12%
Other(9)	58	58	(1%)	(0%)
Total net revenues	1,585	1,429	11%	13%

Net revenues for Q1 2024 were Euro 1,585 million, up 10.9% or 12.8% at constant currency(1).
Revenues from Cars and spare parts(7) were Euro 1,382 million (up 11.4% or 13.5% at constant currency(1)), thanks to a richer product and country mix, as well as the increased contribution from personalizations.
Sponsorship, commercial and brand(8) revenues reached Euro 145 million, up 11.6% or 12.0% at constant currency(1) attributable to new sponsorships, partially offset by lower Formula 1 ranking in 2023 vs. 2022.
Other(9) revenues were flat, with higher revenues from financial services activities offset by the decreased contribution from the Maserati contract which expired in 2023.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 26 million, mostly related to the Chinese Yuan, Japanese Yen and US Dollar.

7     Includes net revenues generated from shipments of our cars, any personalization generated on cars, as well as sales of spare parts
8     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income
9     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from engines are presented within other net revenues as a result of the expiration of the contract with Maserati in December 2023. As a result, net revenues generated from engines of €33 million for the three months ended March 31, 2023, that were previously presented as “Engines” net revenues, have been presented within “Other” net revenues to conform to the current presentation.

Adjusted EBITDA(1) and Adjusted EBIT(1)

(Euro million)	For the three months ended
	March 31,
			Change
	2024	2023	at constant
			currency
EBITDA(1) / Adj. EBITDA(1)	605	537	13%	17%
EBIT / Adj. EBIT(1)	442	385	15%	21%

Q1 2024 Adjusted EBITDA(1) reached Euro 605 million, up 12.7% versus the prior year and with an Adjusted EBITDA(1) margin of 38.2%.
Q1 2024 Adjusted EBIT(1) was Euro 442 million, increased 14.8% versus the prior year and with an Adjusted EBIT(1) margin of 27.9%.
Volume was slightly negative (Euro 8 million), mainly driven by lower range models deliveries.
The Mix / price variance performance was very strong and positive (Euro 123 million), mainly reflecting the enrichment of the product mix, sustained by the Daytona SP3, the increased contribution from personalizations and the positive country mix driven by Americas.
Industrial costs / research and development expenses increased (Euro 29 million), mainly due to higher innovation expenses as well as depreciation and amortization.
SG&A also grew (Euro 12 million) mainly reflecting the continuous development of the Company’s digital infrastructure and organization.
Other changes were positive (Euro 6 million), mainly driven by new sponsorships and a release of prior year car environmental provisions in the United States of America, partially offset by lower Formula 1 ranking in 2023 vs. 2022.

Financial charges, net for the quarter totaled Euro 2 million, nearly halved versus the prior year, primarily driven by increased interest income from the Group's cash balances.
The tax rate in the quarter was 20%, mainly reflecting the estimate of the benefit attributable to the Patent Box(10) and tax incentives for eligible research and development costs and investments.
As a result, the Adjusted Net profit(1) for the quarter was Euro 352 million, up 18.6% versus the prior year, and the Adjusted diluted earnings per share(1) for the quarter reached Euro 1.95, compared to Euro 1.62 in Q1 2023.
Industrial free cash flow(1) for the quarter was strong at Euro 321 million, driven by the increased Adjusted EBITDA(1), partially offset by capital expenditures(11) of Euro 195 million and the increase in working capital, provisions and other of Euro 71 million.
As of March 31, 2024 the Company was in a Net Industrial Cash(1) position of Euro 38 million for the first time, compared to Net Industrial Debt of Euro 99 million as of December 31, 2023, also reflecting share repurchases(12) of Euro 136 million. As of March 31, 2024, total available liquidity was Euro 1,966 million (Euro 1,722 million as of December 31, 2023), including undrawn committed credit lines of Euro 600 million.

10    Patent Box regime as introduced by Article 1, par. 37-45 of Law No. 190 of December 23, 2014, as amended and supplemented from time to time, then replaced by Article 6 Decree-Law No. 146 of October 21, 2021, converted with amendments into Law No. 215 of December 17, 2021, as subsequently amended by Law No. 234 of December 30, 2021.
11    Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12 Including repurchases for an amount of approx. Euro 14 million in relation to the Sell to Cover practice under the equity incentive plans

2024 guidance confirmed, based on the following assumptions for the year:
•Positive product and country mix, along with strong personalizations
•Racing activities impacted by lower Formula 1 ranking in 2023 despite higher number of races in the 2024 calendar
•Lifestyle activities expected to increase top line contribution while investing to accelerate development
•Cost inflation to persist
•Continuous brand investments
•Robust Industrial free cash flow generation, partially offset by increased capital expenditures and higher tax payment

(€B, unless otherwise stated)	2023A	2024 GUIDANCE
NET REVENUES	6.0	>6.4
ADJ. EBIT (margin %)	1.62 27.1%	≥1.77 ≥27%
ADJ. DILUTED EPS (€)	6.90(13)	≥7.50(13)
ADJ. EBITDA (margin %)	2.28 38.2%	≥2.45 ≥38%
INDUSTRIAL FCF	0.93	>0.90

Q1 2024 highlights:
•Ferrari announced that Lewis Hamilton will be joining Scuderia Ferrari in 2025, on a multi-year contract.
•Ferrari and SK On, a leading global electric vehicle battery manufacturer, signed a Memorandum of Understandings to renew the on-going technological collaboration and share valuable insights to continue to lead innovation in cell technology.

13 Calculated using the weighted average diluted number of common shares as of December 31, 2023 (181,511 thousand)

Subsequent Events:
•On April 8, 2024 the E-Cells Lab, a research center for electrochemistry within the University of Bologna, was inaugurated. The electrochemical research laboratory promoted by Ferrari in collaboration with the University of Bologna and the leading electronics company NXP, aims to build knowledge of the materials, and the chemical and physical properties, of lithium cells.
•On April 11, 2024 the Roma Spider, the Ferrari's elegant 2+ mid-engined open-top car with a retractable soft top, won the Red Dot: Best of the Best in the Product Design category. Ferrari also won two Red Dot Awards for the special limited-edition SF90 XX Stradale and the futuristic One-Off KC23, respectively.
•At the Annual General Meeting held on April 17, 2024, the Shareholders of the Company approved, among others, a dividend in cash of Euro 2.443 per outstanding common share, totaling approximately Euro 440 million, as recommended by the Company’s Board of Directors on February 22, 2024. The dividend was then paid on May 3, 2024.
•On April 24, 2024 Ferrari announced to have signed a multiyear partnership agreement with HP Inc., through which its brand will appear on racing properties of Scuderia Ferrari.
•On May, 3 2024 Ferrari unveiled the 12Cilindri and the 12Cilindri Spider, our new two-seater berlinettas powered by a front-mid, naturally-aspirated V12. These models are the perfect embodiment of the Prancing Horse DNA, offering incomparable performance and handling with sophisticated design.
•Under the fourth tranche of the new multi-year common share repurchase program announced on June 30, 2022, from March 31, 2024 to May 3, 2024 the Company purchased 101,349 common shares for a total consideration of Euro 39.5 million. At May 3, 2024 the Company held in treasury an aggregate of 13,885,346 common shares equal to 5.40% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 244 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2024 guidance confirmed”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the performance of the Group’s racing activities and the sponsorship and commercial revenues the Group generates and expenses the Group incurs for its racing activities, as well as the popularity of motor sports more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy and, particularly, the ability to increase its presence in growth market countries; changes in general economic conditions (including changes in some of the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflict between Russia and Ukraine and between Israel and Hamas and the related issues regarding transit in the Suez canal; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls, and liability claims; the performance of the

Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2024	2023
Capital expenditures(11)	195	150
of which capitalized development costs(14) (A)	109	103
Research and development costs expensed (B)	146	136
Total research and development (A+B)	255	239
Amortization of capitalized development costs (C)	85	78
Research and development costs as recognized in the consolidated income statement (B+C)	231	214

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14 Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

(Euro million)	For the three months ended
	March 31,
	2024	2023
Net revenues	1,585	1,429
Cost of sales	782	711
Selling, general and administrative costs	124	114
Research and development costs	231	214
Other expenses/(income), net	7	6
Results from investments	1	1
EBIT/Adjusted EBIT	442	385
Financial expenses/(income), net	2	4
Profit before taxes	440	381
Income tax expenses	88	84
Effective tax rate	20.0%	22.0%
Net profit / Adjusted net profit	352	297
Basic / Adjusted basic EPS (€)	1.95	1.63
Diluted / Adjusted diluted EPS (€)	1.95	1.62
EBITDA / Adjusted EBITDA	605	537
of which EBITDA (Industrial activities only)	595	529

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
		2024
	2024	at constant
		currency
Cars and spare parts	1,382	1,400
Sponsorship, commercial and brand	145	146
Other	58	58
Total net revenues	1,585	1,604

(Euro million)	For the three months ended
	March 31,
		2024
	2024	at constant
		currency
Adjusted EBITDA	605	621
Adjusted EBIT	442	458

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2024	2023	Change
Net profit	352	297	55
Income tax expense	88	84	4
Financial expenses/(income), net	2	4	(2)
Amortization and depreciation	163	152	11
EBITDA	605	537	68
Adjustments	-	-	-
Adjusted EBITDA	605	537	68

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2024	2023	Change
EBIT	442	385	57
Adjustments	-	-	-
Adjusted EBIT	442	385	57

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2024	2023	Change
Net profit	352	297	55
Adjustments	-	-	-
Adjusted net profit	352	297	55

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2024	2023	Change
Net profit attributable to the owners of the Company	351	296	55
Weighted average number of common shares (thousand)	180,250	181,783
Basic EPS (in Euro)	1.95	1.63	0.32
Adjustments	-	-	-
Adjusted basic EPS (in Euro)	1.95	1.63	0.32
Weighted average number of common shares for diluted earnings per common share (thousand)	180,527	182,069
Diluted EPS (in Euro)	1.95	1.62	0.33
Adjustments	-	-	-
Adjusted diluted EPS (in Euro)	1.95	1.62	0.33

15 For the three months ended March 31, 2024 and 2023 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities).

(Euro million)	Mar. 31, 2024	Dec. 31, 2023
Debt	(2,623)	(2,477)
of which leased liabilities as per IFRS 16	(117)	(73)
Cash and Cash Equivalents	1,366	1,122
Net (Debt)/Cash	(1,257)	(1,355)
Net (Debt)/Cash of Financial Services Activities	(1,295)	(1,256)
Net Industrial (Debt)/Cash	38	(99)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

(Euro million)	For the three months ended
	March 31,
	2024	2023
Cash flow from operating activities	505	398
Investments in property, plant and equipment, intangible assets and joint ventures(11)	(195)	(150)
Free Cash Flow	310	248
Free Cash Flow from Financial Services Activities	(11)	(21)
Free Cash Flow from Industrial Activities	321	269

On May 7, 2024, at 3:00 p.m. CEST, management will hold a conference call to present the Q1 2024 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.